

July 29, 2013

Via E-mail
Christopher H. Peterson
Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

   Re: **Ralph Lauren Corporation**
      Form 10-K for the Fiscal Year Ended March 30, 2013
      Filed May 23, 2013
      Response dated July 24, 2013
      File No. 001-13057

Dear Mr. Peterson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations - Fiscal 2013 Compared to Fiscal 2012, page 42

1. We reviewed your response to our prior comment 1. Please provide us with your comparable store sales excluding e-commerce for Fiscal 2013 and each quarter therein.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining